September 11, 2025

Bradley Burnam
Chief Executive Officer
Global Health Solutions, Inc
250 N. Westlake Blvd.
Westlake Village, CA 91362

       Re: Global Health Solutions, Inc
           Registration Statement on Form S-1
           Filed September 2, 2025
           File No. 333-289972
Dear Bradley Burnam:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 14, 2025 letter.

Registration Statement on Form S-1
Competitive Strengths, page 7

1. Please revise the text beneath the "Intellectual Property Protecting Core Technology
       and Product Candidates" heading to briefly summarize your revised risk factor disclosure on page 37 indicating that it is possible that a patent with overlapping claims with respect to the Hexagen formula could issue to a third party and to briefly discuss potential consequences. Please similarly revise the "Intellectual Property"
       subsection of your Business section to discuss this possibility and to disclose the type of patent that could be issued, as well as the subject matter covered by the pending patent application. Also discuss the reason(s), if any, that the U.S. Court of Appeals provided in support of its decision resulting in Mr. Selner's retention of the patent application.
 September 11, 2025
Page 2


Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Six Months ended June 30, 2025 Compared to Six Months ended June 30, 2024, page
65

2.     Please revise your disclosure to break out research and development expenses
       incurred in the periods presented between the clinical trial program related to
       Hexagen   s purported eczema effects and your vaccine candidate.
Sale Price History of Our Capital Stock, page 119

3. We note your response to prior comment 11. We further note that your disclosure indicates that you have offered shares pursuant to Regulation A, Regulation D and
       Regulation CF within the prior two fiscal years. Please revise to disclose the transaction history of your common stock in fiscal 2023, fiscal 2024 and applicable interim periods in fiscal 2025. In your revisions, please disclose the number of shares sold and the applicable share price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Vanessa Robertson at 202-551-3649 or Sasha Parikh at 202-551-3627
if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Stephen A. Byeff